As filed with the Securities and Exchange Commission on November 26, 1996
                                                           Registration No. 33-

                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                              ----------------
                                  FORM S-3
                          REGISTRATION STATEMENT
                     Under the Securities Act of 1933

                           M.D.C. HOLDINGS, INC.
          (Exact name of Registrant as specified in its charter)
      Delaware                    6550                    84-0622967
(State or other        (Primary Standard Industrial    (I.R.S. Employer
 jurisdiction of          Classification Number)        Identification Number)
 incorporation or
 organization)
                              ----------------
                         3600 South Yosemite Street
                                  Suite 900
                           Denver, Colorado 80237
                               (303) 773-1100
 (Address, including zip code, and telephone number, including area code, of the Registrant's principal executive offices)

                                Larry A. Mizel
                      President and Chief Executive Officer
                              M.D.C. Holdings, Inc.
                      3600 South Yosemite Street, Suite 900
                             Denver, Colorado 80237
                                  (303) 773-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copies to:
          Daniel S. Japha                          Paris G. Reece III
     General Counsel-Corporate                  Senior Vice President and
           and Secretary                         Chief Financial Officer
       M.D.C. Holdings, Inc.                       M.D.C. Holdings, Inc.
3600 South Yosemite Street, Suite 900      3600 South Yosemite Street, Suite 900
      Denver,Colorado 80237                      Denver,  Colorado 80237
         Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.
                               -----------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

                                          CALCULATION OF REGISTRATION FEE
========================================= ============== ==================== ==================== =================
Title of Each Class of Securities to be                   Proposed Maximum     Proposed Maximum
               Registered                 Amount to be   Offering Price Per   Aggregate Offering      Amount of
                                           Registered         Unit <F1>             Price <F1>     Registration Fee
========================================= ============== ==================== ==================== =================
Common Stock, $.01 par value. . . . . .      37,124            $7.125              $264,509             $80.15
========================================= ============== ==================== ==================== =================

<F1> Estimated  solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. Pursuant to Rule 457(c) the maximum offering price per share of $7.125 represents the average of the high and low prices for a share of the Common Stock as reported on the New York Stock Exchange on November 21, 1996 and the maximum aggregate offering price is the product of $7.125 and 37,124.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

P R O S P E C T U S

                                 37,124 Shares

                             M.D.C. HOLDINGS, INC.

                                 Common Stock


     This Prospectus relates to the public offering by certain Selling Stockholders (as hereinafter defined) of up to 37,124 shares of common stock, $.01 par value per share (the "Common Stock"), of M.D.C. Holdings, Inc., a Delaware corporation (the "Company"). The 37,124 shares of Common Stock (collectively, the "Shares"), when sold, will be sold by and for the account of the Selling Stockholders named herein (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Shares were issued as a portion of a bonus paid by the Company to each of the Selling Stockholders. The bonuses were determined and approved by the Compensation Committee of the Company's Board of Directors in accordance with the Company's Executive Officer Performance-Based Compensation Plan.

     The Common Stock of the Company is traded on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange ("PSE") where prices are reported under the symbol "MDC."

     All expenses relating to the distribution of the shares are to be borne by the Company, other than commissions, concessions and discounts of underwriters, dealers or agents of the Selling Stockholders.

     See "Risk Factors" for a description of certain risks involved in the purchase of the Shares.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Selling Stockholders directly or through agents, dealers or underwriters may sell the Shares from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Stockholders from the sale of the Shares sold by them pursuant to this Prospectus will be the purchase price of such Shares less any commissions. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or to reject, in whole or in part, any proposed purchase of its Shares.

     The Selling Stockholders, and any underwriters, dealers or agents that participate with the Selling Stockholders in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                           ----------------------

             The date of this Prospectus is November __, 1996

                            AVAILABLE INFORMATION

     The Company has filed with the  Securities  and  Exchange  Commission  (the
"Commission") a Registration Statement on Form S-3 under the Securities Act, with respect to the Shares offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional office at 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. Any interested party may obtain copies of such materials at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024,
Washington, D.C. 20549. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York and the Pacific Stock Exchange, 115 Sansome Street, Suite 1104, San Francisco, California.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of any such documents filed by the Company, including exhibits to such documents, are available upon request, and without charge, from M.D.C. Holdings, Inc., 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237, Attention: Paris G. Reece III, Senior Vice President and Chief Financial Officer (telephone (303) 773-1100).

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

     (i)   Annual Report on Form 10-K for the fiscal year ended
           December 31, 1995;
     (ii) Proxy Statement dated March 29, 1996 relating to the 1996 Annual Meeting of Stockholders (excluding those portions of such Proxy Statement not deemed filed);
     (iii) Quarterly Reports on Form 10-Q for the quarter ended March 31, 1996 , June 30, 1996 and September 30, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents, excluding those portions of such documents not deemed filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is modified to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus. References herein to "MDC" or the "Company," unless otherwise indicated, refer to M.D.C. Holdings, Inc. and its subsidiaries.


                                  The Company

     MDC is a major regional homebuilder and ranks as the seventh largest homebuilder in the United States, based on 1995 homebuilding revenues. The Company operates in two segments: homebuilding and financial services. In its homebuilding segment, MDC is engaged in the construction and sale of residential housing in (i) metropolitan Denver and Colorado Springs, Colorado; (ii) northern Virginia and suburban Maryland (the "Mid-Atlantic"); (iii) Northern and Southern California; (iv) Phoenix and Tucson, Arizona; and (v) Las Vegas, Nevada. In its financial services segment, (i) HomeAmerican Mortgage Corporation (a wholly owned subsidiary of M.D.C. Holdings, Inc., ("HomeAmerican") provides mortgage loans primarily to the Company's home buyers and, to a lesser extent, to others (the mortgage lending operations); and (ii) through September 30, 1996, Financial Asset Management LLC (an indirect subsidiary of M.D.C. Holdings, Inc., "FAMC") managed, by contract, the operations of two publicly traded real estate investment trusts (each, a "REIT") (the asset management operations).

     The Company is a Delaware corporation originally incorporated in Colorado in 1972. The principal executive offices of the Company are located at 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237, and its telephone number is (303) 773-1100.


                                  Risk Factors

     See "Risk Factors" for a discussion of certain risks involved in the purchase of the Shares.


                                  The Offering

Shares offered hereby...............  Up to 37,124 shares of the Company's
                                      Common Stock, $.01 par value per share.

Trading.............................  The Common Stock of the Company is traded on the NYSE and the PSE where prices are reported under the symbol "MDC."

                   Summary Consolidated Financial Information
                  (Dollars in thousands, except per share data)

                                Nine  Months
                             Ended September 30,                     Year Ended December 31,
                             -------------------     ------------------------------------------------------
                              1996       1995        1995        1994        1993         1992        1991
                              ----       ----        ----        ----        ----         ----        ----
                                (Unaudited)
                                -----------

Income Statement Data:
Revenues . . . . . . . . $  670,329   $ 638.682   $ 865,856   $ 817,245   $ 634,323    $ 480,177   $ 380,938


Income (loss) from
operations . . . . . . .     14,459      13,944      17,250      19,255      10,056        4,765    (12,903)


Income (loss) from
operations per
common share (primary) . $      .75    $    .69   $     .86   $     .94   $     .45    $     .22   $   (.62)




                             September 30,                               December  31,
                                 1996          1995            1994           1993              1992               1991
                               --------       --------------------------------------------------------------------------
                              (Unaudited)
                              -----------
Balance Sheet Data:

Total assets..............   $  627,375     $ 634,811     $  664,571      $ 653,366        $  602,597        $  614,527
Total debt................      278,481       305,334        348,280        345,676           325,835           350,776
Stockholders' equity......      208,824       205,033        192,295        175,854           164,182           160,488


                                   RISK FACTORS

     Prospective investors should carefully consider the following factors in addition to the other information set forth in this Prospectus before making an investment in the Shares offered hereby.


Leverage

     The home building industry is capital intensive. The Company finances a substantial portion of its land acquisition and residential construction activities by its subsidiaries incurring secured and unsecured indebtedness. As a result, the Company is highly leveraged. As of September 30, 1996, the Company's total indebtedness was approximately $278 million and the Company's debt-to-equity ratio was approximately 1.33 to 1. In addition, agreements governing certain indebtedness permit the Company to incur significant additional indebtedness. Although the Company expects to generate sufficient cash flow from operations to meet its debt service obligations, there can be no assurance that the Company will be able to do so. The ability of the Company to meet its obligations will depend upon the future performance of the Company and will be subject to financial, business and other factors affecting the business and operations of the Company, including general economic conditions. See "The Home Building Industry" below.

The Home Building Industry

     The home building industry is cyclical and affected significantly by changes in economic conditions, the supply of homes, changes in governmental regulation (including uncertainties involving the entitlement process in the improvement of undeveloped land), increases in real estate taxes, energy costs and costs of materials and labor, the availability and cost of suitable land, environmental factors, weather and the availability of financing at rates and on terms acceptable to home builders and home buyers.

     In October 1993, home mortgage interest rates reached their lowest levels in 25 years, dropping to an average of 6.7% on a 30-year, fixed-rate mortgage. From October 1993 to December 1994, home mortgage interest rates increased to a high of 9.25%. During this period of rising interest rates, the Company experienced a general weakening in demand for new homes in most of its markets, which adversely affected the Company's (i) home sales in the last three quarters of 1994 and the first quarter of 1995; and (ii) Home Gross Margins throughout most of 1995. From December 1994 through February 1996, home mortgage interest rates generally declined to a low of 6.9% which, among other things, led to improved home sales in the last three quarters of 1995 and the first four months of 1996, compared with the same periods in 1994 and 1995. Since February 1996, home mortgage interest rates generally increased to a high of 8.4%, although rates recently have declined to 7.8%. While current mortgage interest rates are low compared with historical rates, increases in mortgage interest rates, such as those occurring during the second and third quarters of 1996 when rates generally were above 8.0%, have affected adversely and may continue to affect adversely in the future, the Company's homebuilding and mortgage lending operations.

     The Company is unable to predict the extent to which recent or future changes in home mortgage interest rates will affect the Company's operating activities and results of operations. See "Forward-Looking Statements" below.

Regulatory and Environmental Factors

     The Company is subject to continuing compliance with various federal, state and local statutes, ordinances, rules and regulations, including, among others, zoning and land use ordinances, building, plumbing and electrical codes, contractors' licensing laws and health and safety regulations and laws (including but not limited to, those of the Occupational Safety and Health Administration). Various localities in which the Company operates have imposed (or may in the future impose) fees on developers to fund, among other things, schools, road improvements and low and moderate income housing.

     From time to time, various municipalities in which the Company operates, particularly in California and Nevada, restrict or place moratoriums on the availability of water and sewer taps. Additionally, certain jurisdictions in which the Company operates (particularly in California) have proposed or enacted growth initiatives restricting the number of building permits available in any given year. Although no assurance can be given as to future conditions or future governmental action, in general, the Company believes that it has, or under existing agreements and regulations ultimately can obtain, an adequate number of water and sewer taps and building permits for its inventory of land and land held for development. The Company's general policy is to acquire finished building sites and land for development only in areas which have, or will have upon completion of development, the availability of building permits, access to utilities and other municipal service facilities necessary for anticipated development requirements. Generally, the zoning of land is suitable for its intended use when acquired by the Company.

     The home building operations of the Company also are affected by environmental considerations pertaining to, among other things, availability of water, municipal sewage treatment capacity, land use, hazardous waste disposal, naturally occurring radioactive materials, building materials, population density and preservation of the natural terrain and vegetation (collectively, "Environmental Laws"). The particular Environmental Laws that apply to any given home building project vary greatly according to the site's location, environmental conditions and present and former uses. These Environmental Laws may result in delays, may cause the Company to incur substantial compliance and other costs and may prohibit or severely restrict home building activity in certain environmentally-sensitive areas.


Competition

     The real estate industry is fragmented and highly competitive. In each of its markets, the Company competes with numerous home builders, subdivision developers and land development companies (a number of which build nationwide). Home builders not only compete for customers, but also for, among other things, desirable financing, raw materials and skilled labor. In a number of its markets, the Company competes with home builders that are substantially larger and have greater financial resources than the Company. Competition for home sales is based, among other factors, on price, style, financing provided to prospective purchasers, location, quality, warranty service and general reputation in the community.

     The mortgage industry is fragmented and highly competitive. In each of the areas in which it originates loans, HomeAmerican competes with numerous banks, thrifts and mortgage bankers, many of which are larger and have greater financial resources than HomeAmerican. Competition is based, among other factors, on pricing, loan terms and underwriting criteria.


Sale of Financial Asset Management LLC

     On September 30, 1996 the Company sold its interest in Financial Asset Management LLC ("FAMC") a subsidiary of the Company that managed two real estate investment trusts. The sales proceeds of $11,450,000 included $6,000,000 of cash, received on October 2, 1996, and $5,450,000 of subordinated convertible notes, which are payable at specified dates during the next 10 years and are convertible, under certain circumstances, into as much as a 47.6% ownership interest in FAMC. A gain of $5,450,000 attributable to the convertible notes has been deferred and may be recognized, in whole or in part, in future periods based upon a number of factors, including collection of the notes' principal and the expiration of the conversion features.

     Due to the sale of FAMC and the fact that the Company does not anticipate making additional mortgage-related investments, future operating profit from the Company's asset management operations will be immaterial. See "Forward-Looking Statements" below.


Affiliated Transactions

     The Company has entered into several transactions with affiliates, including the Selling Stockholders, Larry A. Mizel, the Company's Chairman of the Board of Directors, President and Chief Executive Officer and David D. Mandarich, a Director, Executive Vice President--Real Estate and Chief Operating Officer of the Company and Chairman of the Board and President of Richmond Homes. Material transactions between the Company and its officers and directors are subject to review by the Company's Board of Directors. Such review includes a review of the fairness of the transaction or an independent appraisal. See "Selling Stockholders--Summary of Related Party Transactions."


Tax Matters

     M.D.C. Holdings, Inc. and its wholly owned subsidiaries file a consolidated federal income tax return (an "MDC Consolidated Return"). Richmond Homes and its wholly owned subsidiaries filed a separate consolidated federal income tax return (each a "Richmond Homes Consolidated Return") from its inception (December 28, 1989) through February 2, 1994, the date Richmond Homes became a wholly owned subsidiary of MDC.

      MDC's overall effective income tax rate during the third quarter and first nine months of 1996 was 36.5%, compared with 34.2% and 34.9%, respectively, during the same periods in 1995. These effective income tax rates differed from the federal statutory rate of 35% due to, among other things, (i) the impact of state income taxes; and (ii) in 1995, the realization of non-taxable income for financial reporting purposes for which no tax liability was recorded.

         The IRS has completed its examination of the MDC Consolidated Returns for the years 1986 through 1990 and has proposed adjustments that would shift the recognition of certain items of income and expense from one year to another ("Timing Adjustments"). To the extent taxable income in a prior year is increased by proposed Timing Adjustments, taxable income may be reduced by a corresponding amount in other years; however, the Company would incur an interest charge as a result of such adjustment. The Company currently is protesting many of these proposed adjustments through the IRS appeals process. In the opinion of management, adequate provision has been made for any additional income taxes and interest which may result from the proposed adjustments; however, it is reasonably possible that the ultimate resolution could result in amounts which differ materially in the near-term from amounts provided. See "Forward-Looking Statements" below.

                         DESCRIPTION OF COMMON STOCK

         The Company has authorized 100,000,000 shares of common stock, $.01 par value (the "Common Stock").

Common Stock

         At October 31, 1996 approximately 17,936,000 shares of the Common Stock were issued and outstanding. Holders of shares of Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of stockholders. Holders of shares of the Common Stock do not have cumulative voting rights in the election of directors to the Company's Board of Directors, which is divided into three classes, with members of each class serving a three-year term.

         A vote by the holders of a majority of shares of the Common Stock present at a meeting at which a quorum is present is necessary to take action, except for certain extraordinary matters which require the approval of the holders of 80% of the outstanding shares of voting stock. In addition, certain Business Combinations, (as defined in the Company's Certificate of Incorporation, as amended (the "Certificate") but generally, a merger or consolidation of the Company with any holder (directly or indirectly) of more than 10% of the outstanding shares of voting stock of the Company (an "Interested Stockholder") or certain related parties; the sale or other disposition by the Company of any assets or securities to an Interested Stockholder involving assets or securities having a value of $15,000,000 or more than 15% of the book value of the total assets or 15% of the stockholders' equity of the Company; the adoption of any plan or proposal for the liquidation or dissolution of the Company ; the adoption of any amendment to the Company's Bylaws; or any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect of increasing an Interested Stockholder's proportionate ownership of the capital stock of the Company) involving the Company and an Interested Stockholder, must be approved by the holders of 80% of the shares of outstanding voting stock, unless approved by a majority of Continuing Directors (as defined in the Certificate) or unless certain minimum price and procedural requirements are met. In the case of any Business Combination involving payments to holders of shares of the Common Stock, the fair market value per share of such payments would have to be at least equal to the highest value determined under the following alternatives:
(i) the highest price per share of the Common Stock paid by or on behalf of the Interested Stockholder during the two years prior to the public announcement of the proposed Business Combination (the "Announcement Date") or in the transaction in which it became an Interested Stockholder, whichever is higher; and (ii) the fair market value per share of the Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder, whichever is higher. "Fair market value" is defined in the Certificate to mean, in the case of exchange-listed or NASDAQ-quoted stock, the highest closing price or closing bid in the 30 days preceding the date in question, and, in the case of other property, the fair market value as determined by a majority of the Continuing Directors.

         Subject to the preferences applicable to any then outstanding shares of preferred stock of the Company, holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors of the Company from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. All issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable.


                              SELLING STOCKHOLDERS

Selling Stockholders

         The Shares offered hereby may be offered for sale from time to time by the Selling Stockholders. The following table provides certain information with respect to the shares of Common Stock of the Company (including the Shares) held by each Selling Stockholder as of October 31, 1996.

                                                         Number of
                                                           Shares             Number of                Shares
                                                        Beneficially           Shares            Beneficially Owned
                                                         Owned as of       Registered for       After the Offering<F2>
                                                      October 31, 1996       Sale Hereby      Number<F1>           Percent<F3>
------------------------------------------------------------------------  ----------------  -------------     --------------
Name of Selling Stockholder
Larry A. Mizel<F4>..................................    4,304,043<F6>            18,562         4,285,481            23.5%
David D. Mandarich<F5>..............................    1,521,179                18,562         1,502,617             8.2%


<F1> Includes the following shares of Common Stock which such persons had the right to acquire within 60 days of October 31, 1996 by the exercise of stock options at prices ranging from $3.00 to $6.60 per share:
     Larry A. Mizel 116,666 and David D. Mandarich 216,666.
<F2> Assumes the sale of all the Shares offered hereby.
<F3> The  percentage  shown  includes  shares of Common Stock actually owned and shares of Common Stock that the person had the right to acquire within 60 days of October 31, 1996. In calculating the percentage of ownership, all shares of Common Stock that the person had the right to acquire within 60 days of October 31, 1996 are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by any other person.
<F4> Larry A. Mizel has served as  Chairman of the Board of  Directors  of the
     Company for more than the past three years. He was elected Chief Executive Officer of the Company in February 1988 and elected President in April 1996. Mr. Mizel also serves as a director of Richmond Homes. Prior to February 1992, Mr. Mizel served as a director, officer or both of several of the Company's other subsidiaries. Until September 30, 1996, Mr. Mizel was chairman of the board of directors of Asset Investors Corporation ("Asset Investors"), a New York Stock Exchange-listed real estate investment trust ("REIT"), and Commercial Assets, Inc.
     ("Commercial  Assets"),  an American Stock Exchange-listed REIT.
<F5> David D.  Mandarich  has served as Executive  Vice  President--Real Estate of the Company since April 1993 and Co-Chief Operating Officer since September 1994 and as a director of the Company since March 1994. Mr. Mandarich was elected Chief Operating Officer in April 1996. From April 1989 to April 1993, Mr. Mandarich served as a consultant to the Company. Mr. Mandarich has served as chairman of the board of directors of Richmond Homes since April 1990.

<F6> Includes 5,000 shares held jointly by Mr.  Mizel's wife and her brother and sister, 1,115 shares owned by Mr. Mizel's minor children and 405,314 shares of Common Stock with respect to which Mr. Mizel may be considered the "beneficial owner," as defined under the Exchange Act, because he is a beneficiary of certain trusts which own all of the outstanding stock of CVentures, Inc., a corporation which controls the voting of these shares of Common Stock. Mr. Mizel is a director and officer of CVentures, Inc. Also includes 194,032 shares of Common Stock owned by certain trusts for the benefit of Mr. Mizel and certain members of his immediate family, over which shares Mr. Mizel does not exercise voting control, although he has a limited power of appointment allowing him to direct the trustee to gift all or a portion of such shares to any person other than himself, members of his family or a creditor. Mr. Mizel disclaims beneficial ownership of the 194,032 shares.


Summary of Related Party Transactions

     On April 12, 1995, the Company's Board of Directors adopted the M.D.C. Holdings, Inc. Executive Option Purchase Program (the "Program"). Pursuant to the Program, the Company established secured loan facilities for certain executive officers of the Company, including a maximum $1 million facility for each of the Selling Stockholders. The secured loan facilities under the Program may be used by the executive officers to finance up to two-thirds of the sum of the exercise price and applicable federal and state income taxes payable to exercise stock options held by such executive officers. The maximum amount of the facility is subject to an annual 10% reduction. All amounts borrowed will be evidenced by a Promissory Note and Pledge Agreement, will be secured by a pledge of all of the stock acquired with the proceeds of the loan and will be full recourse to the executive officer. Loans under the Program will have a five year term (subject to certain earlier maturities in the event of termination of the employment of the executive officer) and will bear simple interest at a variable rate based on 30 day LIBOR, plus 1%.

     In April, 1995 Messrs. Browne (previously President, Co-Chief Operating Officer and a director of the Company) and Mandarich exercised options to acquire  147,500 and 496,914  shares of Common  Stock,  respectively,  at prices ranging from $.28125 to $.8125 per share. In May 1995, Mr. Mizel exercised options to acquire 100,000 shares of Common Stock at $3.00 per share. In July 1995, Mr. Browne exercised options to acquire 25,000 shares of Common Stock at $3.00 per share and in October 1995, he exercised options to acquire 55,000 shares of Common Stock at $.8125. The Company advanced Messrs. Mizel, Browne and Mandarich two-thirds of the sum of the exercise price and related taxes for these shares pursuant to the Program. On January 12, 1996, Mr. Mandarich increased his borrowings to pay two-thirds of additional taxes due on his exercised options. On April 1, 1996, Mr. Browne sold the shares which he had acquired to the Company and repaid all amounts borrowed, including accrued interest.


                              PLAN OF DISTRIBUTION

     The Company will receive none of the proceeds from this offering. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom they may act as agents. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offering of Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The Selling Stockholders may use brokers or dealers in connection with the sale of Shares contemplated by this Prospectus and such brokers or dealers may receive fees or commissions in connection therewith. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices (including market prices or prices related thereto) determined at the time of sale or at negotiated prices.

     To comply with the securities laws of certain jurisdictions, if applicable, the Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act any person engaged in a distribution of the Common Stock of the Company may not simultaneously engage in market-making activities with respect to such Common Stock of the Company during such distribution or for a period of two business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock of the Company by the Selling Stockholders.

     The Company will pay the expenses incident to the offering and sale of the Shares to the public, other than commissions, concessions and discounts of underwriters, dealers or agents.


                          FORWARD-LOOKING STATEMENTS

     Some of the statements in this Prospectus, as well as statements made by the Company in periodic press releases, oral statements made by the Company's officials to analysts and shareowners in the course of presentations about the Company and conference calls following quarterly earnings releases, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (i) general economic and business conditions;  (ii) interest rate changes; (iii) competition; (iv) the availability and cost of land and other raw materials used by the Company in its homebuilding operations; (v) unanticipated demographic changes; (vi) shortages of labor; (vii) weather related slowdowns; (viii) slow growth initiatives; (ix) building moratoria; (x) governmental regulation including interpretations of income tax and environmental laws; and (xi) other factors over which the Company has little or no control.


                                LEGAL MATTERS

         Certain matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by Daniel S. Japha, Esq., Denver, Colorado, Secretary and General Counsel - Corporate of the Company.


                                   EXPERTS

         The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          With respect to the unaudited consolidated financial information of M.D.C. Holdings, Inc. for the three-month periods ended March 31, 1996 and 1995, incorporated by reference in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 24, 1996 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Act.

No  dealer,  salesperson  or any  other
person  is  authorized  to give  any
information or to make any representations
other than those  contained in this
Prospectus and, if given or made, such
information or  representations  must not
be relied upon as having been  authorized              37,124 Shares
by the Company.  This  Prospectus does not
constitute an offer to sell or a                   M.D.C. Holdings, Inc.
solicitation  of an offer to buy by anyone
in any jurisdiction in which such offer or             Common Stock
solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                                            ---------------------------
                                                P R O S P E C T U S
                                            ---------------------------




                  ---------------
                 TABLE OF CONTENTS

                                                 Page
Available Information..........................     2
Incorporation of Certain Documents by
   Reference...................................     2
Prospectus Summary.............................     3
Risk Factors...................................     4
Description of Common Stock....................     8        November ___, 1996
Selling Stockholders...........................     9
Plan of Distribution...........................    10
Forward-Looking Statements.....................    11
Legal Matters..................................    12
Experts........................................    12

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Commission registration fees. Unless otherwise indicated, all of the expenses below will be paid by the Company.

                         Item
         Registration fee...........................................  $      80
         Blue Sky fees and expenses.................................      1,500
         Printing expenses..........................................        500
         Legal fees and expenses....................................      1,000
         Accounting fees and expenses...............................      1,000
         Miscellaneous..............................................      1,000
                                                                      ---------
                  Total...............................................  $ 5,080
                                                                      =========

Item 15. Indemnification of Directors and Officers

     The By-Laws and Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law. Section 145 of the Delaware General Corporation Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys'
fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys's fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Additionally, the Certificate of Incorporation of the Company eliminates in certain circumstances the monetary liability of directors for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the respective corporation or its stockholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law); or
(iv) for any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

     Exhibits

       Exhibit
       Number                     Description of Exhibits

        4.1 Form of Certificate for shares of the Company's common stock (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-3,
                  Registration No. 33-426).

        4.2(a) Form of Indenture, dated as of June 15, 1984, between the Company and The Royal Bank and Trust Company, with respect to the Company's Subordinated Exchangeable Variable Rate Notes (the "1984 RBTC Indenture") (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-2, Registration No. 2-90744).

        4.2(b) First Supplemental Indenture, dated as of June 20, 1985, to the 1984 RBTC Indenture (incorporated herein by reference to Exhibit 4.13(a) of the Company's Registration Statement on Form S-3, Registration No. 33-426).

        4.2(c) Form of the Company's Subordinated Exchangeable Variable Rate Notes (filed as Exhibits A and B to Exhibit 4.2(a) and incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-2, Registration No. 2-90744.

        4.3(a) Form of Senior Notes Indenture, dated as of December 15, 1993, by and among the Company, the Guarantors and Pledgors named therein and First Bank National Association, National Association, as Trustee, with respect to the Company's 11 1/8% Senior Notes due 2003, including form of Senior Note (the "Senior Notes Indenture") (incorporated herein by reference to
                  Exhibit 4.1 of the Company's Form 8-K dated January 11, 1994).

        4.3(b) First Supplemental Indenture, dated as of February 2, 1994, to the Senior Notes Indenture (incorporated herein by reference to Exhibit 4.4(b) of the Company's Annual Report on Form 10-K for the year ended December 31, 1993).

        4.4 Form of Convertible Notes Indenture, dated as of December 15, 1993, by and between the Company and First Bank National Association, a National Association, as Trustee, with respect to the Company's 8 3/4% Convertible Subordinated Notes due 2005, including form of Convertible Note (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K dated January 11, 1994).

        4.5 Form of Senior Notes Registration Rights Agreement, dated as of December 28, 1993, by and among the Company, the Guarantors named therein and the Purchasers who are signatories thereto, with respect to the Company's Senior Notes (incorporated herein by reference to Exhibit 4.3 of the Company's Form 8-K dated January 11, 1994).

        4.6 Form of Convertible Notes Registration Rights Agreement, dated as of December 28, 1993, by and between the Company and the Purchasers who are signatories thereto, with respect to the Company's Convertible Subordinated Notes (incorporated herein by reference to Exhibit 4.4 of the Company's Form 8-K dated January 11, 1994).

        4.7 Guaranty Agreement between the Company as guarantor and Bank One, Denver, N.A., as Trustee under Indenture of Trust dated as of June 1, 1994 between it and Superior Metropolitan District No. 1 dated as of June 1, 1994 (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994).

        4.8 Guaranty Agreement between the Company as guarantor and Bank One, Denver, N.A., as Trustee under Indenture of Trust dated as of June 1, 1994 between it and Superior Metropolitan District No. 2, dated as of June 1, 1994 (incorporated herein by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994).

        4.9 Credit Agreement dated as of April 10, 1996 among Richmond American Homes of California, Inc., Richmond American Homes of Maryland, Inc., Richmond American Homes of Nevada, Inc., Richmond American Homes of Virginia, Inc., Richmond American Homes, Inc., Richmond Homes, Inc. I and Richmond Homes, Inc. II as Borrowers and the Banks Named Herein as Banks and Bank One, Arizona, NA as Agent (the "Credit Agreement") (incorporated herein by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

        4.10 Schedule "2.21" to Credit Agreement--Terms Relating to Last 24 Months of Term/No Extension (incorporated herein by reference to

                  Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

        4.11 Schedule "2.22" to Credit Agreement--Terms Relating to Conversion Period (incorporated herein by reference to Exhibit
                  4.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

        4.12 Guaranty of Credit Agreement dated as of April 10, 1996 by M.D.C. Holdings, Inc. (incorporated herein by reference to Exhibit 4.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

        4.13 Form of Promissory Note of Richmond American Homes of California, Inc., Richmond American Homes of Maryland, Inc., Richmond American Homes of Nevada, Inc., Richmond American Homes of Virginia, Inc., Richmond American Homes, Inc., Richmond Homes, Inc. I and Richmond Homes, Inc. II as Makers dated April __, 1996 (incorporated herein by reference to Exhibit 4.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

        5         Opinion of Daniel S. Japha, Esq.

       10.1 M.D.C. Holdings, Inc. Executive Officer Performance-Based Compensation Plan (incorporated herein by reference to Exhibit A to the Company's Proxy Statement dated
                  March 25, 1994 related to the 1994 Meeting of Shareowners).

       15         Letter regarding Unaudited Interim Financial Information.

       23.1       Consent of Price Waterhouse LLP.

       23.2       Consent of Daniel S. Japha (filed as part of Exhibit 5 above).

       25 Statement of eligibility and qualification on Form T-1 of First Bank National Association, dated February 8, 1994 (incorporated herein by reference to Exhibit 25 of the Company's Registration Statement on Form S-3, Registration No. 33-52241).

       27.1       Financial Data Schedule  (incorporated  herein by reference to
                  Exhibit 27 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).

       27.2       Financial Data Schedule  (incorporated  herein by reference to
                  Exhibit 27 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

       99.1 M.D.C. Holdings, Inc. Executive Stock Option Purchase Program (incorporated herein by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).


Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado, on November 18, 1996.

                                  M.D.C. HOLDINGS, INC.

                                  By:/s/ Paris G. Reece III
                                     --------------------------------
                                     Paris G. Reece III
                                     Senior Vice President, Treasurer and Chief
                                     Financial Officer (principal financial and
                                     accounting officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures to this report, appearing below, hereby constitute and appoint Larry A. Mizel and Paris G. Reece III, or any one of them, with full power of substitution, as attorneys-in-fact in their names, places and steads to execute any and all amendments to this report in the capacities set forth opposite their names and hereby ratify all that said attorneys-in-fact do by virtue hereof.


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



           Signature                     Title                     Date



         LARRY A. MIZEL            Chairman of the Board,     November 18, 1996
-----------------------------      President and Chif
         Larry A. Mizel            Executive Officer



       DAVID D. MANDARICH          Executive Vice President-- November 18, 1996
-----------------------------      Real Estate, Chief Operating
       David D. Mandarich          Officer and Director

       PARIS G. REECE III          Senior Vice President,     November 18, 1996
-----------------------------      Treasurer and Chief
       Paris G. Reece III          Financial Officer
                                   (principal financial and
                                   accounting officer)



       GILBERT GOLDSTEIN           Director                   November 18, 1996
------------------------------
       Gilbert Goldstein



       WILLIAM B. KEMPER           Director                   November 18, 1996
------------------------------
       William B. Kemper



        STEVEN J. BORICK           Director                   November 18, 1996
------------------------------
        Steven J. Borick



      HERBERT T. BUCHWALD          Director                   November 18, 1996
-------------------------------
      Herbert T. Buchwald

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado, on November 18, 1996.


                                 M.D.C. HOLDINGS, INC.

                                 By:/s/Paris G. Reece III
                                    ------------------------------
                                    Paris G. Reece III
                                    Senior Vice President, Treasurer and Chief
                                    Financial Officer (principal financial and
                                    accounting officer)

                              POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures to this report, appearing below, hereby constitute and appoint Larry A. Mizel and Paris G. Reece III, or any one of them, with full power of substitution, as attorneys-in-fact in their names, places and steads to execute any and all amendments to this report in the capacities set forth opposite their names and hereby ratify all that said attorneys-in-fact do by virtue hereof.


                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



           Signature                  Title                     Date



/s/ Larry A. Mizel            Chairman of the Board,       November 18, 1996
------------------------      President and Chief
         Larry A. Mizel       Executive Officer



/s/ David D. Mandarich        Executive Vice President--   November 18, 1996
------------------------      Real Estate, Chief Operating
      David D. Mandarich      Officer and Director

/s/ Paris G. Reece III        Senior Vice President,       November 18, 1996
------------------------      Treasurer and Chief
      Paris G. Reece III      Financial Officer
                              (principal financial and
                              accounting officer)


/s/ Gilbert Goldstein         Director                     November 18, 1996
------------------------
       Gilbert Goldstein


/s/ William B. Kemper         Director                     November 18, 1996
------------------------
       William B. Kemper


/s/ Steven J. Borick          Director                     November 18, 1996
------------------------
        Steven J. Borick


/s/ Herbert T. Buchwald       Director                     November 18, 1996
------------------------
     Herbert T. Buchwald